SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

News Release on Increase of $5.0 Million Financing

On November 19, 2003, Minco Mining & Metals Corporation (the "Registrant") announced it has increased the financing on the additional units from 500,000 Units to 1,248,848 Units.  All other terms of the financing announced on November 14, 2003 remain the same.

The securities referenced herein have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

The Registrant currently has 23,602,765 issued and outstanding common shares.

A copy of the Registrant's news releases dated November 19, 2003 is attached.

2.

Exhibits

2.1

News Release dated November 19, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 19, 2003

______________________

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release:	November 19, 2003

NEWS RELEASE

Not for distribution to U.S. newswires or for dissemination in the United States

MINCO ANNOUNCES INCREASE TO THE $5.0 MILLION FINANCING

Minco Mining & Metals Corporation  (the “Company”) is pleased to report the additional units to the brokered private placement announced November 14, 2003 has been increased from 500,000 Units to 1,248,848 Units.  All other terms of the financing remain the same.

The securities referenced herein have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has advanced gold and base metal properties in China.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002     info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements

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